SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     Report on Form 6-K dated July 29, 2004

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                             ----------------------
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
         ---------------------------------------------------------------
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Form 20-F X       Form 40-F
                                  ---               ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes           No X
                                  ---          ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes           No X
                                  ---          ---

 Indicate by check mark whether by furnishing the information contained in this
     Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               Yes           No X
                                  ---          ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


                                   ENCLOSURES:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K a press release dated July 29, 2004, announcing results for the second quarter of 2004 and the first six months of 2004.

[DASSAULT SYSTEMES logo]                    COMMUNIQUE DE PRESSE / PRESS RELEASE

For immediate release:

          DASSAULT SYSTEMES REPORTS EXCELLENT EPS GROWTH ON REVENUES OF
      (euro)192.5 MILLION AS SECOND QUARTER PERFORMANCE EXCEEDS OBJECTIVES


PARIS, FRANCE, July 29, 2004 - Dassault Systemes (DS) (Nasdaq: DASTY; Euronext
Paris: #13065, DSY.PA), a worldwide leading software developer of product lifecycle management (PLM) solutions, reported financial results for the second quarter and six months ended June 30, 2004.

Second Quarter Financial Highlights

   o Total revenue (euro)192.5 million, up 6% as reported and up 8% in constant currencies
   o Software revenue (euro)158.9 million, up 5% as reported and up 6% in constant currencies
   o PDM revenue up 11% as reported and up 13% in constant currencies
   o Design-centric revenue up 19% as reported (up 26% in U.S. dollars)
   o EPS (euro)0.31 on U.S. GAAP basis
   o EPS excluding acquisition costs up 19% to (euro)0.31 per diluted share

"Dassault Systemes has delivered another good quarter. Our strong performance has solid and consistent underpinnings. In the design-centric market, SolidWorks continues to offer the compelling benefits of its software solutions to 2D users migrating to 3D, as illustrated by its 26% revenue growth in U.S. dollars. Our PDM business, with 13% revenue growth (in constant currencies), constitutes one of the key elements of our integrated V5 PLM offer which aims to increase innovation by creating a truly collaborative environment for Product Lifecycle Management," commented Bernard Charles, President and Chief Executive Officer of Dassault Systemes.

Mr. Charles added, "We are seeing signs of higher demand and renewed growth as companies are increasing their investments in an expanding PLM market. We are entering the second half of the year with good visibility and a high level of confidence based upon discussions with customers and sales channels. We are raising our 2004 growth objectives for revenue, operating income and earnings to reflect our higher than anticipated second quarter results."


Revenue
Total revenue increased 6% to (euro)192.5 million as reported and increased 8% in constant currencies in the second quarter of 2004 compared to the year-ago quarter. In the 2004 second quarter software revenue increased 5% as reported and 6% in constant currencies with service revenue increasing 14% as reported and 16% in constant currencies, both in comparison to the year-ago period. The increase in software revenue reflected growth of PLM software solutions as well as design-centric software solutions.


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9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

Service revenue increased sharply reflecting work on the 7E7 project with Boeing, and an increase in PLM projects in general, including a number of projects focused on best practices.

Software revenue, representing 83% of total revenue, totaled (euro)158.9 million in the second quarter of 2004, compared to (euro)151.8 million in the second quarter of 2003. Recurring software revenue represented 54% of total software revenue in the second quarter of 2004. New CATIA and SolidWorks seats licensed in the second quarter of this year increased 9% to 14,767 seats, compared to 13,568 seats in the year-ago period. CATIA and SolidWorks licenses increased 4% and 15%, respectively. Service revenue, representing 17% of total revenue, was
(euro)33.6 million in the second quarter, up from (euro)29.5 million in the year-ago quarter.

Thibault de Tersant, Executive Vice President and CFO of Dassault Systemes, commented, "Regionally, Asia continues to lead delivering year-over-year growth of 12% in constant currencies reflecting strong interest in our PLM and design-centric software solutions. For the second consecutive quarter, Europe's revenue results exceeded our expectations, with revenue growing 6%. The economic signals continue to be somewhat mixed in the Americas, where our growth this quarter was about 7% in constant currencies."

Process-centric revenue, including PDM revenue, totaled (euro)155.5 million in the second quarter, an increase of 4% as reported and an increase of 5% in constant currencies in comparison to the year-ago quarter. PDM revenue increased 11% as reported and 13% in constant currencies in comparison to the year-ago period. PDM revenues totaled (euro)22.5 million in the second quarter of 2004 and represented 12% of total revenue. PDM end-user software revenue totaled US$35.2 million in the second quarter of 2004. PLM orders in the second quarter included repeat orders from large accounts for PLM deployment as well as further penetration of the SMB markets. Among the new PLM orders were such customers as Sukhoi Civil Aircraft in Russia, Beiqi Foton Motor in China, Kikuchi in the F&A industry in Japan and EDAG, a leading German automotive supplier, which has selected CATIA V5 for its new R&D center in China.

In the second quarter of 2004 design-centric revenue increased 19% to (euro)37.0 million, up from (euro)31.2 million in the year-ago quarter and increased 26% if reported in U.S. dollars. SolidWorks' wins in the second quarter included Sulzer Chemtech AG in Switzerland, Sargent Manufacturing in the United States and Shenyang Heavy Machinery in China.


Operating Income and Margin, EPS and Financial Position
Revenue growth again translated into operating leverage with strong increases in the Company's operating income, operating margin, net income and earnings per share in the second quarter. Operating income increased 15% to (euro)52.5 million in the second quarter of 2004 (27.3% operating margin), compared to
(euro)45.6 million in the second quarter of 2003 (25.2% operating margin). Operating income before acquisition costs increased 13% to (euro)53.0 million in the second quarter, up from (euro)47.0 million in the year-ago period. The operating margin before acquisition costs increased 1.6 percentage points to 27.5% in the second quarter of 2004, compared to the year-ago quarter where the operating margin was 25.9% before acquisition costs.

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9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

Earnings per share increased 24% to (euro)0.31 per diluted share in the second quarter of 2004, up from (euro)0.25 per diluted share in the second quarter of 2003. Earnings per share before acquisition costs increased 19% to (euro)0.31 per diluted share in the second quarter of 2004, up from (euro)0.26 per diluted share in the year-ago quarter. The sharp increase in earnings per share, as reported and before acquisition costs, reflected the growth in revenue and strong increase in operating income as well as a higher level of financial revenue. Net income increased 27% to (euro)35.8 million, in the recently completed quarter, compared to (euro)28.2 million in the year-ago quarter. Net income before acquisition costs increased 25% to (euro)36.5 million in the second quarter of 2004, compared to (euro)29.3 million in the respective 2003 quarter.

Dassault Systemes continued to maintain a strong financial position with cash and short-term investments totaling (euro)544.6 million at June 30, 2004, after payment of cash dividends totaling (euro)38 million. Net cash provided by operations was (euro)34.6 million for the second quarter of 2004.


First Half Financial Highlights

   o Total revenue (euro)368.7 million, up 5% as reported and up 9% in constant currencies
   o Software revenue (euro)307.8 million, up 4% as reported and up 8% in constant currencies
   o Process-centric revenue (euro)299.1 million, up 3% as reported and up 7% in constant currencies
   o PDM revenue (euro)42.4 million, up 13% as reported and up 17% in constant currencies
   o Design-centric revenue (euro)69.6 million, up 13% as reported (up 25% in U.S. dollars)
   o EPS (euro)0.55 on U.S. GAAP basis
   o EPS excluding acquisition costs up 19% to (euro)0.56 per diluted share


Strategy, Technology and Partnerships
DS and IBM introduced a new specialized product lifecycle management industry solution (including software and best practices) for Electronics manufacturers, designed to help them better manage the growing complexity of electronic product development. Collaborative Systems Engineering for Electronics (CSE-E) optimizes the early definition stages of product development when companies establish the requirements, functions and systems architecture of a new product, and generally commit up to 80% of its cost. CSE-E also shortens time-to-market by facilitating design reuse from the earliest stages of the development process, and reduces the costs and risks associated with the launch of a new product.

DS and Lattice Technology have entered into a long-term strategic partnership to create a significantly more open and efficient 3D XML solution enabling the exchange of 3D data among manufacturers and suppliers, partners and customers. Using Lattice Technology's applications, users will be able to generate 3D manuals, parts lists, marketing brochures, assembly instructions, and parts databases. The solutions will provide functions to create 3D interactive Web pages or office documents enabling users to combine 3D data, 2D images, structured data, text and graphics together in a single lightweight document. Founded in 1997 with headquarters in Tokyo, Japan, Lattice Technology provides global companies with proven solutions for the propagation of 2D/3D design data across the enterprise.


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9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

SolidWorks(R) 2005 was introduced delivering new features to make design engineers and others faster, more accurate and more productive as they bring their innovations to market. SolidWorks 2005 software delivers powerful drawing capabilities, significant ease of use, and a number of new productivity features. With more than 250 customer-requested features and enhancements SolidWorks 2005 includes significant new features for machine, mold and consumer product designers. SolidWorks 2005 uniquely encompasses 3D design, analysis, product data management, collaboration, and injection-molded plastic part validation software in a single offering.

DS and Rand A Technology Corporation, operating as RAND Worldwide, have completed the creation of RAND North America, Inc. (Rand Americas), a new joint venture focused on increasing sales of DS PLM software in North America.


Annual Shareholders' Meeting Summary
The Annual Shareholders' Meeting was held on June 2, 2004. Shareholders approved an increase of 3% in the cash dividend to (euro)0.34 per share (excluding avoir fiscal) for the fiscal year ended December 31, 2003. Cash dividends, totaling
(euro)38 million in the aggregate and representing approximately 28% of 2003 net income, were paid on June 22, 2004.

Charles Edelstenne, Chairman of Dassault Systemes, concluded, "Our focus is on bringing value to our shareholders by delivering on our financial objectives, consistently investing in our future and sharing a significant portion of the net income of the Company with shareholders."


Business Outlook
"We are increasing our 2004 growth objectives for revenue and EPS before acquisition costs to reflect the higher than anticipated level of activity in the second quarter. Our revenue growth objective is about 9% in constant currencies, and our EPS before acquisition costs objective is 13% to 15% growth in constant currencies," Thibault de Tersant stated.

"For the purposes of calculating reported revenue, operating margin and EPS objectives, we are maintaining our previous assumption of a U.S. dollar to euro exchange rate of $1.25 per (euro)1.00 leading to a reported revenue objective of about (euro)795 million, up from (euro)785 million and an EPS before acquisition costs objective of about (euro)1.33 - (euro)1.35 for 2004, up from (euro)1.30 -
(euro)1.32.previously.

"Based upon our first half results and second half outlook, our operating margin before acquisition costs is likely to be slightly better than our 2003 operating margin of 29.0%. Our revenue objective for the third quarter is about (euro)183
- (euro)188 million, based upon a U.S. dollar to Euro exchange rate of $1.25 per
(euro)1.00," Thibault de Tersant concluded.


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9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

Major Press Release Highlights


--------------------------------------------------------------------------------
July 9, 2004.        Start magazine names SolidWorks one of manufacturing's
                     `hottest' companies for third time in four years.
--------------------------------------------------------------------------------
July 9, 2004.        Cosmos 2005 packs 100 enhancements and advanced analysis
                     into affordable, easy-to-use applications.
--------------------------------------------------------------------------------
June 23, 2004        CENIT AG Systemhaus Achieves Dassault Systemes Certified
                     Education Partner Status.
--------------------------------------------------------------------------------
May 25, 2004         Tata Technologies, IBM and Dassault Systemes Join Forces to
                     Meet Growing Demand for PLM Solutions in India.
--------------------------------------------------------------------------------
May 24, 2004         Dassault Aviation and Dassault Systemes Make Industry
                     History - Falcon 7X Jet Becomes First Aircraft Entirely
                     Developed on Virtual Platform.
--------------------------------------------------------------------------------
May 19, 2004         French Yacht Architectural Firm Berret-Racoupeau Chooses
                     PLM Solutions from Dassault Systemes and IBM.
--------------------------------------------------------------------------------
May 17, 2004         Dassault Systemes, Hong Kong Polytechnic University and
                     MTECH Extend Partnership
--------------------------------------------------------------------------------
May 6, 2004          Russia's Sukchoi Civil Aircraft to Develop Regional Jet
                     Fleet Using PLM Solutions from Dassault Systemes and IBM.
--------------------------------------------------------------------------------
May 5, 2004          Whirlpool Adopts Digital Manufacturing Solutions from
                     Delmia Corp.
--------------------------------------------------------------------------------
May 4, 2004          Enovia Corp. and Galaxia Inc. Form CAA V5 Software
                     Partnership for Enterprise Collaborative Business Process
                     Management Applications
--------------------------------------------------------------------------------
April 26, 2004       MSC.Software Becomes First Dassault Systemes' Certified
                     Education Partner in the Americas.
--------------------------------------------------------------------------------
April 21, 2004       AVIC Information Technology Opens Competency Center in
                     China for Dassault Systemes PLM Solutions.
--------------------------------------------------------------------------------

Endnotes:

  1. All comparative figures are given on a year-over-year basis unless specified otherwise.

  2. All financial information is unaudited and reported in accordance with U.S. generally accepted accounting principles (U.S. GAAP). Additional financial information is also presented that is not in conformity with U.S. GAAP, in particular the presentation of operating income, operating margin and earnings per share before acquisition costs (acquisition costs are primarily comprised of technology amortization in addition to other acquisition-related costs). The Company has provided in the tables to this press release and on its website http://www.3ds.com/en/investors/presentation.asp reconciliations between
     U.S. GAAP and non-U.S. GAAP figures.

  3. The Company uses constant currency revenue growth to evaluate its financial performance in comparison to prior periods and as a measure of expected growth in planning and setting objectives for future periods. The Company believes this measure is an important indicator of the Company's progress and outlook because it provides a better gauge of the level of change in the business activity as it eliminates any changes arising from currency fluctuations. The Company believes the presentation of this measure is relevant and useful for investors because it allows investors to view revenue growth in a manner similar to the method used by the Company's management, helps improve investors' ability to understand the Company's revenue growth, and makes it easier to compare DS' results with other companies, including competitors, whose reporting currency may be different from DS. Constant currency revenue growth, as calculated by the Company, may not be comparable to similarly titled measures employed by other companies.
--------------------------------------------------------------------------------
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

Conference call information
The Company will host a teleconference call today, Thursday, July 29, 2004 at 4:00 PM CET/3:00 PM London/10:00 AM New York. The conference call will be available via the Internet by accessing http://www.3ds.com/en/investors/index.asp. Please go to the website at least fifteen minutes prior to the call to register, download and install any necessary audio software. The webcast teleconference will be archived for 30 days. Financial information to be discussed in the call will be available on the Company's website prior to commencement of the teleconference http://www.3ds.com/en/investors/earnings.asp. Additional investor information can be accessed at http://www.3ds.com/en/investors/index.asp or by calling Dassault Systemes' Investor Relations at 33.1.40.99.69.24.

Statements above that are not historical facts but express expectations or objectives for the future, including but not limited to statements regarding the Company's objectives for 2004 third quarter revenue, 2004 revenue growth in constant currencies, 2004 reported revenue growth, 2004 operating margin growth objective before acquisition costs and 2004 EPS objective before acquisitions costs are forward-looking statements (within the meaning of Section 21E of the 1934 Securities Exchange Act, as amended). Such forward-looking statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results or performances may differ materially from those in such statements due to, among other factors: (i) currency fluctuations, (ii) global economic conditions, (iii) market demand for our products and services, (iv) new product developments and technological changes, and (v), our ability to recruit and retain skilled personnel. Unfavorable changes in any of the above or other factors described in the Company's SEC reports, including the Form 20-F for the year ended December 31, 2003, which was filed with the SEC on June 30, 2004, could materially affect the Company's financial position or results of operations.


About Dassault Systemes
As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 70,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes integrated PLM solutions for product development (CATIA(R), DELMIA(R), ENOVIA(R), SMARTEAM(R)), mainstream product design tools (SolidWorks(R)), and 3D components (ACIS(R)) from Spatial Corp. Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

                               (Tables to follow)


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9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

                                DASSAULT SYSTEMES
                            NON-U.S. GAAP KEY FIGURES

2nd QUARTER
-----------

in millions of Euro, except per share data, headcount and exchange rates.

                                               2Q04           2Q03     Variation
                                ------------------------------------------------
Process-Centric excluding PDM                 133.0          129.8         2%
PDM                                            22.5           20.3        11%
Design-Centric                                 37.0           31.2        19%

Revenue                                       192.5          181.3         6%
           Americas                            52.2           51.6         1%
           Europe                              86.1           81.4         6%
           Asia                                54.2           48.3        12%
Operating Income (1)                           53.0           47.0        13%
Operating Margin (1)                           27.5%          25.9%
Net Income (1)                                 36.5           29.3        25%
EPS (1)                                        0.31           0.26        19%
Closing Headcount                             4,263          4,051         5%

Average Rate USD per Euros                     1.20           1.14         6%
Average Rate JPY per Euros                      132            135        (2%)

(1) Excluding acquisition costs. For U.S. GAAP figures, please refer to reconciliation tables


1st HALF
--------

in millions of Euro, except per share data, headcount and exchange rates.

                                               1H04           1H03     Variation
                                ------------------------------------------------
Process-Centric excluding PDM                 256.7          251.4         2%
PDM                                            42.4           37.6        13%
Design-Centric                                 69.6           61.7        13%

Revenue                                       368.7          350.7         5%
           Americas                           101.7          102.6        (1%)
           Europe                             168.0          159.8         5%
           Asia                                99.0           88.3        12%
Operating Income (1)                           96.5           83.8        15%
Operating Margin (1)                           26.2%          23.9%
Net Income (1)                                 65.1           53.5        22%
EPS (1)                                        0.56           0.47        19%

Average Rate USD per Euros                     1.23           1.10        11%
Average Rate JPY per Euros                      133            131         1%

(1) Excluding acquisition costs. For U.S. GAAP figures, please refer to reconciliation tables


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9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

                                DASSAULT SYSTEMES
          CONSOLIDATED STATEMENT OF INCOME DATA PREPARED IN ACCORDANCE
                                 WITH U.S. GAAP
                  (in millions of Euro, except per share data)

                                               Three Months Ended               Six Months Ended
                                         -----------------------------   -----------------------------
                                         June 30, 2004   June 30, 2003   June 30, 2004   June 30, 2003
                                         -------------   -------------   -------------   -------------

Software                                         158.9           151.8           307.8           296.9
Service and Other                                 33.6            29.5            60.9            53.8
                                         -------------   -------------   -------------   -------------
           Total Revenue                  (euro) 192.5    (euro) 181.3    (euro) 368.7    (euro) 350.7

Software                                           5.0             5.6             9.8            11.4
Service and Other                                 25.9            24.6            50.6            46.5
                                         -------------   -------------   -------------   -------------
         Total Cost of Revenue            (euro)  30.9    (euro)  30.2    (euro)  60.4    (euro)  57.9

           Gross Profit                   (euro) 161.6    (euro) 151.1    (euro) 308.3    (euro) 292.8

Research and Development                          53.4            52.6           107.5           106.2
Marketing and Sales                               43.2            40.1            81.0            79.7
General Administration                            12.0            11.4            23.3            23.1
Acquisition Costs                                  0.5             1.4             1.1             3.5
                                         -------------   -------------   -------------   -------------
Total Research, Selling,
Administration and Acquisition            (euro) 109.1    (euro) 105.5    (euro) 212.9    (euro) 212.5
expenses
                                         =============   =============   =============   =============
           Operating Income (1)           (euro)  52.5    (euro)  45.6    (euro)  95.4    (euro)  80.3

Financial revenue and Other                        2.8            (0.4)            4.2              1.6
Income before income taxes                        55.3            45.2            99.6             81.9
Income tax expense                               (19.5)          (17.0)          (35.6)           (31.4)
                                         -------------   -------------   -------------   -------------
           Net Income (1)                 (euro)  35.8    (euro)  28.2    (euro)  64.0    (euro)   50.5
                                         =============   =============   =============   =============
Basic net income per share                (euro)  0.32    (euro)  0.25    (euro)  0.57    (euro)   0.45
                                         =============   =============   =============   =============
   Diluted net income per share (1)       (euro)  0.31    (euro)  0.25    (euro)  0.55    (euro)   0.44
                                         =============   =============   =============   =============
Basic weighted average shares
outstanding (in millions)                        113.2           112.8           113.1            113.2
                                         =============   =============   =============   =============
Diluted weighted average shares
outstanding (in millions)                        116.1           114.1           116.0            114.0
                                         =============   =============   =============   =============

     (1) Excluding acquisition costs, operating income and net income would have been as follows:

Operating Income                         (euro)   53.0    (euro)  47.0    (euro)  96.5   (euro)   83.8
                                         =============   =============   =============   =============
Net Income                               (euro)   36.5    (euro)  29.3    (euro)  65.1   (euro)   53.5
                                         =============   =============   =============   =============
Diluted net income per share             (euro)   0.31    (euro)  0.26    (euro)  0.56   (euro)   0.47
                                         =============   =============   =============   =============


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9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

Supplemental Disclosures Regarding Non-U.S. GAAP Financial Information:
Excluding Acquisition Costs

The following tables set forth the Company's Consolidated Statement of Income Data excluding acquisition costs for the three months and six months ended June 30, 2004. In particular, the tables present operating income, operating margin and earnings per share before acquisition costs (acquisition costs are primarily comprised of technology amortization in addition to other acquisition-related costs).

The Company uses these non-U.S. GAAP measures, among other things, to evaluate the Company's operating performance and for planning and setting objectives for future periods. The Company believes these non-U.S. GAAP measures are useful to investors because they provide an alternative method for measuring the operating performance of the Company's business by isolating the effect of acquisition costs, which do not impact the underlying business. In addition, these measures are among the primary measures used externally by analysts for purposes of valuation and the comparing operating performance of the Company to other companies in the industry.

Since these measures of performance are not calculated in accordance with U.S. GAAP, they should not be considered in isolation of, or as a substitute for, operating income, operating margin and earnings per share including acquisition costs, as an indicator of operating performance.


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9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

                                DASSAULT SYSTEMES
               NON-U.S. GAAP CONSOLIDATED STATEMENT OF INCOME DATA
                               PERCENTAGE VARIANCE
                          (EXCLUDING ACQUISITION COSTS)

                  (in millions of Euro, except per share data)



                               Three Months Ended

                                        June 30, 2004  June 30, 2003   Variation
                                        -------------  -------------   ---------

Software                                        158.9          151.8      4.7%
Service and Other                                33.6           29.5     13.9%
                                        -------------  -------------
           Total Revenue                 (euro) 192.5   (euro) 181.3      6.2%

Software                                          5.0            5.6    (10.7%)
Service and Other                                25.9           24.6      5.3%
                                        -------------  -------------
       Total Cost of Revenue             (euro)  30.9   (euro)  30.2      2.3%

           Gross Profit                  (euro) 161.6   (euro) 151.1      6.9%

Research and Development                         53.4           52.6      1.5%
Marketing and Sales                              43.2           40.1      7.7%
General Administration                           12.0           11.4      5.3%
                                        -------------  -------------
Total Research, Selling, Administration  (euro) 108.6   (euro) 104.1      4.3%
                                        =============  =============
           Operating Income              (euro)  53.0   (euro)  47.0      12.8%
Financial revenue and Other                       2.8          (0.4)      N/S
Income before income taxes                       55.8           46.6     19.7%
Income tax expense                              (19.3)         (17.3)      N/S
                                        -------------  -------------
           Net Income                    (euro)  36.5   (euro)  29.3     24.6%
                                        =============  =============
Diluted net income per share             (euro)  0.31   (euro)  0.26     19.2%
                                        =============  =============
Diluted weighted average shares
outstanding (in millions)                       116.1          114.1


--------------------------------------------------------------------------------
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

                                DASSAULT SYSTEMES
                      CONSOLIDATED STATEMENT OF INCOME DATA
                    RECONCILIATIONS NON-U.S. GAAP / U.S. GAAP

                  (in millions of Euro, except per share data)



                                                                     Three Months Ended

                                                 June 30, 2004                                  June 30, 2003
                                   -----------------------------------------      -----------------------------------------

                                                                 Excluding                                      Excluding
                                       Reported   Acquisition   Acquisition           Reported   Acquisition   Acquisition
                                        Amount       Costs         Costs               Amount       Costs         Costs
                                   -----------------------------------------      -----------------------------------------

Software                                  158.9                       158.9              151.8                       151.8
Service and Other                          33.6                        33.6               29.5                        29.5
                                   ------------                ------------       ------------                ------------
           Total Revenue           (euro) 192.5                (euro) 192.5       (euro) 181.3                (euro) 181.3

Software                                    5.0                         5.0                5.6                         5.6
Service and Other                          25.9                        25.9               24.6                        24.6
                                   ------------                ------------       ------------                ------------
       Total Cost of Revenue       (euro)  30.9                (euro)  30.9       (euro)  30.2                (euro)  30.2

           Gross Profit            (euro) 161.6                (euro) 161.6       (euro) 151.1                (euro) 151.1

Research and Development                   53.4                        53.4               52.6                        52.6
Marketing and Sales                        43.2                        43.2               40.1                        40.1
General Administration                     12.0                        12.0               11.4                        11.4
Acquisition Costs                           0.5      (0.5)              -                  1.4       (1.4)             -
                                   ------------                ------------       ------------                ------------
Total Research, Selling,
Administration                     (euro) 109.1                (euro) 108.6       (euro) 105.5                (euro) 104.1
                                   ============                ============       ============                ============
           Operating Income        (euro)  52.5                (euro)  53.0       (euro)  45.6                (euro)  47.0

Financial revenue and Other                 2.8                         2.8              (0.4)                        (0.4)
Income before income taxes                 55.3                        55.8               45.2                        46.6
Income tax expense                        (19.5)      0.2             (19.3)             (17.0)      (0.3)           (17.3)
                                   ------------                ------------       ------------                ------------
           Net Income              (euro)  35.8                (euro)  36.5       (euro)  28.2                (euro)  29.3
                                   ============                ============       ============                ============
Diluted net income per share       (euro)  0.31                (euro)  0.31       (euro)  0.25                (euro)  0.26
                                   ============                ============       ============                ============
Diluted weighted average shares
outstanding (in millions)                 116.1                       116.1              114.1                       114.1


--------------------------------------------------------------------------------
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

                                DASSAULT SYSTEMES
               NON-U.S. GAAP CONSOLIDATED STATEMENT OF INCOME DATA
                               PERCENTAGE VARIANCE
                          (EXCLUDING ACQUISITION COSTS)

                  (in millions of Euro, except per share data)


                                                 Six Months Ended

                                           June 30, 2004    June 30, 2003    Variation
                                           -------------    -------------    ---------

Software                                           307.8            296.9       3.7%
Service and Other                                   60.9             53.8      13.2%
                                           -------------    -------------
           Total Revenue                   (euro)  368.7    (euro)  350.7       5.1%

Software                                             9.8             11.4     (14.0%)
Service and Other                                   50.6             46.5       8.8%
                                           -------------    -------------
       Total Cost of Revenue               (euro)   60.4    (euro)   57.9       4.3%

           Gross Profit                    (euro)  308.3    (euro)  292.8       5.3%

Research and Development                           107.5            106.2       1.2%
Marketing and Sales                                 81.0             79.7       1.6%
General Administration                              23.3             23.1       0.9%
                                           -------------    -------------
Total Research, Selling, Administration    (euro)  211.8    (euro)  209.0       1.3%
                                           =============    =============
           Operating Income                (euro)   96.5    (euro)   83.8      15.2%

Financial revenue and Other                          4.2              1.6      162.5%
Income before income taxes                         100.7             85.4      17.9%
Income tax expense                                (35.6)           (31.9)       N/S
                                           -------------    -------------
           Net Income                      (euro)   65.1    (euro)   53.5      21.7%
                                           =============    =============
Diluted net income per share               (euro)   0.56    (euro)   0.47      19.1%
                                           =============    =============
Diluted weighted average shares
outstanding (in millions)                          116.0            114.0



--------------------------------------------------------------------------------
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

                                DASSAULT SYSTEMES
                      CONSOLIDATED STATEMENT OF INCOME DATA
                    RECONCILIATIONS NON-U.S. GAAP / U.S. GAAP

                  (in millions of Euro, except per share data)


                                                                     Six Months Ended

                                                 June 30, 2004                                  June 30, 2003
                                   -----------------------------------------      -----------------------------------------

                                                                 Excluding                                      Excluding
                                       Reported   Acquisition   Acquisition           Reported   Acquisition   Acquisition
                                        Amount       Costs         Costs               Amount       Costs         Costs
                                   -----------------------------------------      -----------------------------------------

Software                                  307.8                       307.8              296.9                       296.9
Service and Other                          60.9                        60.9               53.8                        53.8
                                   ------------                ------------       ------------                ------------
           Total Revenue           (euro) 368.7                (euro) 368.7       (euro) 350.7                (euro) 350.7

Software                                    9.8                         9.8               11.4                        11.4
Service and Other                          50.6                        50.6               46.5                        46.5
                                   ------------                ------------       ------------                ------------
       Total Cost of Revenue       (euro)  60.4                (euro)  60.4       (euro)  57.9                (euro)  57.9

           Gross Profit            (euro) 308.3                (euro) 308.3       (euro) 292.8                (euro) 292.8

Research and Development                  107.5                       107.5              106.2                       106.2
Marketing and Sales                        81.0                        81.0               79.7                        79.7
General Administration                     23.3                        23.3               23.1                        23.1
Acquisition Costs                           1.1      (1.1)              -                  3.5      (3.5)              -
                                   ------------                ------------       ------------                ------------
Total Research, Selling,
Administration                     (euro) 212.9                (euro) 211.8       (euro) 212.5                (euro) 209.0
                                   ============                ============       ============                ============
           Operating Income        (euro)  95.4                (euro)  96.5       (euro)  80.3                (euro)  83.8

Financial revenue and Other                 4.2                         4.2                1.6                         1.6
Income before income taxes                 99.6                       100.7               81.9                        85.4
Income tax expense                        (35.6)      0.0             (35.6)             (31.4)     (0.5)            (31.9)
                                   ------------                ------------       ------------                ------------
           Net Income              (euro)  64.0                (euro)  65.1       (euro)  50.5                (euro)  53.5
                                   ============                ============       ============                ============
Diluted net income per share       (euro)  0.55                (euro)  0.56       (euro)  0.44                (euro)  0.47
                                   ============                ============       ============                ============
Diluted weighted average shares
outstanding (in millions)                 116.0                       116.0              114.0                       114.0


--------------------------------------------------------------------------------
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

                                DASSAULT SYSTEMES
                      CONDENSED CONSOLIDATED BALANCE SHEETS


                              (in millions of Euro)




                                               June 30, 2004   December 31, 2003
                                               -------------   -----------------

ASSETS

Cash and short-term investments                        544.6            439.7

Accounts receivable, net                               154.7            227.6

Other assets                                           304.4            297.2
                                              --------------     ------------
Total assets                                  (euro) 1,003.7     (euro) 964.5


LIABILITIES
AND SHAREHOLDERS' EQUITY

Total liabilities                                      312.1            306.8

Shareholders' equity                                   691.6            657.7
                                              --------------     ------------
Total liabilities and shareholders' equity    (euro) 1,003.7     (euro) 964.5



--------------------------------------------------------------------------------


 CONTACT:
 --------

 Dassault Systemes:                         Financial Dynamics:
 Didier Gaillot/Valerie Agathon             Harriet Keen
 33.1.40.99.69.24                           44.20.7831.3113
                                            Jean-Benoit Roquette/Emma Rutherford
                                            Nelly Dimey/Lorie Lichtlen
                                            33.1.47.03.68.10


--------------------------------------------------------------------------------
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               DASSAULT SYSTEMES S.A.


         Date: July 29, 2004                   By:    /s/ Thibault de Tersant
                                                      -----------------------
                                               Name:  Thibault de Tersant
                                               Title: Executive Vice President,
                                                      Finance and Administration